April 9, 2021

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re:	MML Series Investment Fund and MML Series Investment Fund II (together, the “Funds”)

Dear Ms. Miller:

Below is a summary of the oral comments you provided to us on March 26, 2021 in connection with the review by the staff of the Securities and Exchange Commission (the “Staff”) of the annual reports to the shareholders of the Funds for the fiscal year ended December 31, 2020 filed on Form N-CSR (the “Annual Reports”), together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Annual Report.

MML Series Investment Fund & MML Series Investment Fund II

1.	Comment: Per ASC 946-20-10-11 components of distributable earnings should be disclosed in the Notes to Financial Statements. In Note 6, consider including a total column for the components of distributable earnings on a tax basis to tie to the Statement of Assets and Liabilities on a prospective basis.

Response: Going forward we will total the components of distributable earnings.

2.	Comment: In Note 2 (Derivative Instruments), the disclosure states that typically the Fund(s) and counterparties are not permitted to sell, re-pledge, or use the collateral they receive. The Staff noted that some of the Funds show a liability to return collateral on the Statement of Assets and Liabilities but did not see a corresponding restricted cash balance as an asset on the Statement of Assets and Liabilities. Please explain in correspondence the accounting and disclosure for collateral received that is not permitted to be rehypothecated or is restricted. The comment is applicable to the MML Inflation-Protected and Income Fund, MML Managed Bond Fund, and MML Short-Duration Bond Fund.

Response: For the Funds noted above, the collateral received was not restricted. We would show this as a restricted cash balance on the Statement of Assets and Liabilities if it was restricted. We will amend our disclosure going forward to read:

“Such agreements typically permit a single net payment in the event of default, including the bankruptcy or insolvency of the counterparty. The Fund(s) and counterparties may not be permitted to sell, re-pledge, or use the collateral they receive. In the event that cash collateral is restricted for use, the balance will be reflected as restricted cash within the Statement of Assets and Liabilities.”

3.	Comment: Please explain in correspondence how the MML Equity Momentum Fund, MML Equity Fund, and MML Fundamental Value Fund explained any significant variation in the Funds’ portfolio turnover rates in response to Item 16(e) of Form N-1A.

Response: The MML Equity Momentum Fund’s portfolio turnover rate has fluctuated over the past several years. During the most recent fiscal year ended December 31, 2020, the rate increased significantly from the prior year’s rate due to a subadviser change which took place in November 2020, during which approximately 90% of the Fund’s assets were traded. This Fund, however, has Frequent Trading/Portfolio Turnover Risk as a Principal Risk and states in its Principal Investment Strategies that “Changes in the Index, or use of the sampling methodology described above, may result in active and frequent trading by the Fund and as a result the Fund may have a relatively high portfolio turnover rate.”

The MML Equity Fund’s portfolio turnover rate, with the exception of once during the past five years, has been below 100%, and we have therefore not included any specific disclosure regarding modest fluctuations in the rate from year to year.

The MML Fundamental Value Fund’s portfolio turnover rate is generally expected to be modest, and we have therefore not included any specific disclosure regarding its rate. The rate was unusually high during 2019 due to a change in subadviser to the Fund’s current subadviser. In 2020 the rate was also higher than expected as the Fund’s subadviser took advantage of what it determined were mis-pricings in equity markets during the pandemic selloff and thus were active buyers and sellers.

Aside from aberrations such as those noted above, we try to include portfolio turnover rate disclosure for Funds which have a likelihood of having a high portfolio turnover rate due to their investment strategy. Additionally, going forward, we will endeavor to include disclosure in response to Item 16(e) of Form N-1A when merited.

4.	Comment: The MML Mid Cap Value Fund had exposure to forwards during the last fiscal year; however, the Management’s Discussion of Fund Performance (“MDFP”) did not include the effect of those derivatives on the Fund’s performance. Please confirm if the Fund considered the guidance regarding disclosure of the impact of derivatives in the Barry Miller July 30, 2010 letter to the ICI.

Response: American Century Investment Management, Inc., the subadviser to the MML Mid Cap Value Fund, uses currency forwards to hedge foreign currency risk for the foreign holdings in the portfolio. We recognize that these forwards had a greater than 20% impact to the overall realized gain/(loss) of the Fund and that their impact to performance should therefore have been discussed in the MDFP. Going forward, we will strive to ensure that the subadviser explicitly opines on the impact of derivatives on performance in the MDFP when warranted.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer

MML Series Investment Fund & MML Series Investment Fund II

Lead Counsel, Investment Adviser & Mutual Funds

Massachusetts Mutual Life Insurance Company